20012764

SEC Mail Processing

NOV 25 2020

Washington, DC

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) Alabama (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) Louisiana (State) 70433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice Chairman

Title

Notary Public

MELISSA T BOYLE
My Commission Expires
April 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Frazer Lanier Company, Incorporated

Index

	Page
Report of independent registered public accounting firm	1 - 2
Financial Statements	
Statement of financial condition	3 - 4
Statement of operations	5
Statement of changes in stockholders' equity	6
Statement of cash flows	7
Notes to financial statements	8 - 14
Supplemental Information	
Schedule I - Computation of net capital pursuant to Rule 15c3-1 (X-17A-5)	15
Schedule II - Computation for determination of reserve requirements for broker-dealers under Rule 15c3-3 (X-17A-5)	16
Schedule III - Information relating to the possession or control requirements under Rule 15c3-3 (X-17A-5)	17

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2020, the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I – III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I – III is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Covington, Louisiana
November 19, 2020

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2020

Assets

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 5,837,679	$ 121	$ 5,837,800
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	1,277,860	-	1,277,860
Marketable Securities	540,613	-	540,613
Property and Equipment, Net	-	122,684	122,684
Other Assets			
Dividends and interest receivable	-	19,051	19,051
Note receivable from officer	-	110,000	110,000
Remarketing fees receivable	-	122,035	122,035
Accounts receivable from underwriting transactions	-	622,254	622,254
Investment in partnership	-	248,297	248,297
Operating lease right of use asset	-	1,110,836	1,110,836
Other assets	-	29,588	29,588
Total assets	$ 7,656,167	$ 2,384,866	$ 10,041,033

See accompanying notes to financial statements.

Liabilities and Stockholders' Equity

	A. I. Liabilities	Non A. I. Liabilities	Total
Liabilities			
Accounts payable			
Trade	$ 105,593	$ -	$ 105,593
Other broker dealers	83,052	-	83,052
Income taxes payable	64,001	-	64,001
PPP loan	-	308,911	308,911
Operating lease liabilities	7,371	1,110,836	1,118,207
Deferred income taxes	-	29,000	29,000
Deferred revenue	306,354	-	306,354
Dividends payable	100,007	-	100,007
Accrued expenses and other liabilities	5,421,655	-	5,421,655
Total liabilities	$ 6,088,033	$ 1,448,747	$ 7,536,780

Stockholders' equity	
Common stock	
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding	$ 2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued, including 29 shares in treasury	556
Additional paid-in capital	267,107
Retained earnings	2,266,372
	2,536,153
Cost of treasury stock - 29 shares	(31,900)
Total stockholders' equity	2,504,253
Total liabilities and stockholders' equity	$ 10,041,033

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
For the Year Ended September 30, 2020

Revenue	
Underwriting transactions	
Municipal	$ 9,669,035
Unregistered offerings	1,752,231
Remarketing fees	2,209,815
Interest and dividend income	41,641
Other income	(867)
Total revenue	13,671,855
Expenses	
Employee compensation and benefits	11,755,999
Office expenses	78,143
Occupancy and equipment costs	448,825
Promotional costs	595,440
Interest expense	1,482
Regulatory fees and expense	86,839
Other expenses	365,664
Total expenses	13,332,392
Income Before Income Taxes and Equity in Loss of Partnership	339,463
Income Tax Expense	59,001
Income Before Equity in Loss of Partnership	280,462
Equity in Loss of Partnership	264,584
Net Income	$ 15,878

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2019	$ 2,674	$ 267,107	$ 2,350,501	$ (31,900)	$ 2,588,382
Net income	-	-	15,878	-	15,878
Dividends declared	-	-	(100,007)	-	(100,007)
Balance at September 30, 2020	$ 2,674	$ 267,107	$ 2,266,372	$ (31,900)	$ 2,504,253

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
For the Year Ended September 30, 2020

Cash Flows Provided By (Used In) Operating Activities	
Net income	$ 15,878
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	22,297
Equity in loss from partnership	264,584
Provision for deferred income taxes	(5,000)
Interest on certificates of deposit reinvested	(20,116)
Investment return	867
Net change in	
Dividends and interest receivable	1,447
Receivables	(43,744)
Right of use asset and lease liability	7,371
Other assets	(7,612)
Accounts payable and accrued expenses	4,090,825
Income taxes payable	14,960
Deferred revenue	41,485
Net cash provided by operating activities	4,383,242
Cash Flows Provided By (Used In) Investing Activities	
Investment in partnership	(43,550)
Purchases of marketable securities	(541,480)
Maturity of certificate of deposit	755,842
Purchases of equipment	(15,857)
Net cash provided by investing activities	154,955
Cash Flows Provided By (Used In) Financing Activities	
Dividends paid	(100,007)
PPP loan	307,428
Net cash provided by financing activities	207,421
Net Increase in Cash and Cash Equivalents	4,745,618
Cash and Cash Equivalents at Beginning of Year	1,092,197
Cash and Cash Equivalents at End of Year	$ 5,837,815
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for	
Income taxes	$ 49,041
Supplemental Schedule of Noncash Financing Transactions	
Dividends payable	100,007
Initial recognition of operating lease right of use assets	1,245,776
Initial recognition of operating lease liabilities	1,245,776

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies
Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash, cash equivalents, and segregated cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2020 included in cash, cash equivalents, and segregated cash is $15 of segregated cash.

Certificates of deposit - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2020.

Recognition of revenue and expenses - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting - The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2020, all revenue was recognized as net.

Note 1 - Summary of Significant Accounting Policies (continued)

Remarketing fees - The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Placement fees - The Company earns placement fees in nonunderwritten transactions, such as private placements of loan and debt securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Investment in marketable securities - The Company has a portfolio of investments in marketable securities. In accordance with ASU 2016-01 (see Note 2), the Company's marketable securities are carried at fair value. Both realized and unrealized gains and losses are reported as other income on the statement of operations.

Fair value measurements - FASB Accounting Standards Codification Topic 820 requires certain disclosures for assets and liabilities measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2020.

Leases - The Company adopted ASU 2016-02 on October 1, 2019, using the modified retrospective transition method. The adoption of this standard resulted in no cumulative effect adjustment. On October 1, 2019, the Company recognized operating lease right-of-use assets of approximately $1,246,000 and related operating lease liabilities of approximately $1,246,000 on the statement of financial condition, related to the leases where the Company is the lessee. The adoption of this standard by the Company has been applied as of October 1, 2019, and the comparative periods have not been restated.

Transition - The Company adopted the new standard using the practical expedient package which allowed the Company to (i) not reassess whether any expired or existing contracts are or contain leases; (ii) not reassess the lease classification for any expired or existing leases; and (iii) not reassess initial direct costs for any existing leases. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2020 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 19, 2020, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2020, have been incorporated into these financial statements.

Note 2 - Marketable Securities
Accounting Standards Codification Topic 820 requires certain disclosures for assets and liabilities measured at fair value on a recurring basis during the period. The fair value of marketable securities was valued at quoted prices in active markets for identical assets (Level 1). Realized gains and losses are computed based on specific identification of the securities sold.

The following table shows the gross unrealized losses and fair value of the Company's investments with gross unrealized losses that are not deemed to be other than temporarily impaired at September 30, 2020.

Fixed Income	
Bond mutual funds	
Cost	$ 541,480
Gross unrealized gain	-
Gross unrealized loss	867
Fair value	540,613

Note 3 - Concentrations of Risk
The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 - Cash and Securities Segregated Under Federal and Other Regulations
Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

Note 5 - Subordinated Liabilities
At September 30, 2020, the Company had no liabilities subordinated to the claims of general creditors.

Note 6 - Property and Equipment
Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2020:

	2020
Leasehold improvements	$ 53,963
Furniture and office equipment	607,232
	661,195
Less accumulated depreciation and amortization	(538,511)
Totals	$ 122,684

Note 7 - Investment in Partnership

The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2020:

Revenue	$ 84,000
Expense	575,927
Assets	502,097
Liabilities	-
Contributions	43,550

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2020. Future minimum lease payments under this lease total $14,000 for the year ended September 30, 2020. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 8 - Lines of Credit - Bank

The Company has a $750,000 revolving line of credit with Synovus Bank under which no draws were outstanding at September 30, 2020. The line of credit is secured by certain Company certificates of deposit with a market value of $250,000 at September 30, 2020. The line of credit was renewed on October 23, 2020, bearing interest at a fixed rate of 4.50%, with maturity on November 19, 2021.

The Company has a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 basis points, which was 4.65% at September 30, 2020, and is secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees of the Company's stockholders. In addition, the Company must maintain a minimum net worth of at least $2,500,000 among other covenants. At September 30, 2020, the Company was in compliance with all covenants. The Company has no draws outstanding at September 30, 2020 under this facility. On November 15, 2019 the Company, guarantors and bank caused the First Amendment to Revolving Credit Agreement to be duly executed with an extended maturity date of November 16, 2022.

Note 9 - Leases

The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

For the year ended September 30, 2020, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

Operating lease cost - buildings	$ 165,592
Operating lease cost - vehicles	102,966
Short-term lease cost	50,668
Total lease costs	$ 319,226

The following table summarizes certain other information related to operating leases for the year ended September 30, 2020:

Operating Cash Flows		
Cash paid related to operating lease obligations	$	311,377
Weighted average remaining lease term - operating leases (in years)		5.02
Weighted average discount rate - operating lease		2.35%

As of September 30, 2020, maturities of the outstanding operating lease liabilities for the Company were as follows:

2021	$	303,680
2022		249,124
2023		198,394
2024		163,107
2025		135,274
Thereafter		135,276
Total operating leases		1,184,855
Less discount		(49,148)
Less short term leases		(17,500)
Total lease liability	$	1,118,207

Note 10 - Income Taxes
Net deferred tax liabilities consist of the following components as of September 30, 2020:

Deferred Tax Liabilities		
Depreciation timing differences	$	(18,000)
Investment in CMFL, LLC		(30,000)
Deferred Tax Assets		
Accrued expenses		19,000
Net deferred tax liability	$	(29,000)

The provision for income taxes for the year ended September 30, 2020 consists of the following:

		2020
Deferred income tax (benefit) expense	$	(5,000)
Current income tax expense		
Federal		51,228
State		12,773
Total income tax expense	$	59,001

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2020 primarily due to nondeductible expenses.

Note 11 - Retirement Plan
The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2020, the Company made safe harbor matching contributions totaling $101,441. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $141,259 for the year ended September 30, 2020.

Note 12 - Net Capital Requirement
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2020, the Company had net capital and net capital requirements of $1,533,051 and $405,869, respectively. The Company's percentage of aggregate indebtedness to net capital was 397%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

Note 13 - Receivable from Related Party
At September 30, 2020, the note receivable consisted of a $110,000 note receivable from one officer. The note has scheduled annual principal payments of $50,000 due on September 30, 2021, and $60,000 due on September 30, 2022, plus variable interest at a maximum of 5.25%.

Note 14 - Coronavirus Impact
In January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures of certain types of public places and business. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of the geographical area in which the Company operates. There has been no immediate impact on the Company's operations. Future potential impacts may include disruptions or restrictions on our employees' ability to work and reduced volume of jobs and work available. Changes to the operating environment may increase operating costs. The future effects of these issues are unknown.

Note 15 - PPP Loan
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which established the Paycheck Protection Program (the Program). The Program was created to assist small businesses in paying their employees and certain other expenses during the COVID-19 crisis. The Company applied for a loan under the Program and received from its bank a loan in the amount of $307,428 on April 7, 2020. The term of the loan is twenty four months with the first six months of principal and interest payments being deferred, with interest accruing, then converting to monthly principal and interest payments, amortized over eighteen months. The loan is forgivable if the Company meets certain criteria as established under the Program. The Company will seek loan forgiveness in fiscal year 2021. The Company anticipates there may be further guidance issued by the Small Business Administration (SBA), the U.S. Department of the Treasury, the bank, and other regulators related to the Program which could impact the loan and loan forgiveness. Any of the loan amount not forgiven under the Program will be due April 7, 2022 with interest at 1.0%. The loan is unsecured and does not require personal guarantees.

The Frazer Lanier Company, Incorporated
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
As of September 30, 2020

	Focus - Part II Quarter Ended September 30, 2020	Adjustments	Annual Financial Statements at September 30, 2020
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,550,962	$ (46,709)	$ 2,504,253
Deductions and/or charges			
Total nonallowable assets from statement of financial condition	1,254,369	1,130,497	2,384,866
Total deductions and/or charges	1,254,369	1,130,497	2,384,866
Other additions and/or allowable credits			
Total nonallowable liabilities from statement of financial condition	307,428	1,141,319	1,448,747
Total additions and/or allowable credits	307,428	1,141,319	1,448,747
Net capital before haircuts on securities positions	1,604,021	(35,887)	1,568,134
Haircuts on securities			
Marketable investments	35,083	-	35,083
Total haircuts on securities	35,083		35,083
Net capital	1,568,938	(35,887)	1,533,051
Minimum net capital requirement	401,210	4,659	405,869
Excess net capital	$ 1,167,728	$ (40,546)	$ 1,127,182
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 6,018,144	$ 69,889	$ 6,088,033
Total aggregate indebtedness	$ 6,018,144	$ 69,889	$ 6,088,033
Percentage of aggregate indebtedness to net capital	384%	14%	397%

The adjustments are due to an adjustment to nonallowable receivables, lease assets and obligations, and the PPP loan and adjustments for income taxes payable, deferred income taxes, and accrued expenses recorded after preparation of Focus report.

The Frazer Lanier Company, Incorporated
Schedule II - Computation for Determination of Reserve Requirements
For Broker-Dealers Under Rule 15c3-3 (X-17A-5)
As of September 30, 2020

Credit Balances		
Free credit balances and other credit balances in customer security accounts		NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection		NONE
Reserve Computation		
Excess of total credits over total debits		NONE
105% of total credits over total debits		N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$	15
Net amount in reserve bank account after deposit	$	15
Date of deposit		N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2020 and the audited financial statements as required by Rule 17a-5.

The Frazer Lanier Company, Incorporated
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (X-17A-5)
As of September 30, 2020

State the Market Valuation and the Number of Items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2020; (b) the Company's internal control over compliance was effective as of September 30, 2020; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2020; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or other applicable rules of the Financial Industry Regulatory Authority (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2020, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2020, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

LaPorte

A Professional Accounting Corporation

Covington, Louisiana
November 19, 2020

THE FRAZER LANIER COMPANY

INCORPORATED

INVESTMENT BANKERS

COMPLIANCE REPORT

The Frazer Lanier Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended September 30, 2020.
3. The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended September 30, 2020.
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2020; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Frazer Lanier Company, Incorporated

I, S. Ashton Stuckey as Chief Operations Officer/Vice-Chairman, affirm that, to my best knowledge and belief, this compliance report is true and correct.

By: ______________________

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800 223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
The Frazer Lanier Company, Incorporated

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by The Frazer Lanier Company, Incorporated (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, Louisiana
November 19, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **9/30/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20267 FINRA SEP
THE FRAZER LANIER COMPANY
PO BOX 5190
MONTGOMERY, AL 36103-5190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN WALDROP 334-265-8483

2. A. General Assessment (item 2e from page 2) $ 20,446.63

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,553.96)

05-04-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,892.67

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,892.67

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 8,892.67

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INCORPORATED
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 4TH day of NOVEMBER, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2019** and ending **9/30/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,673,068
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	41,983
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	41,983
2d. SIPC Net Operating Revenues	$ 13,631,085
2e. General Assessment @ .0015	$ 20,446.63 (to page 1, line 2.A.)